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                      Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2008

                         Commission File Number 1-33208


                        SOLARFUN POWER HOLDINGS CO., LTD


                                666 Linyang Road
                         Qidong, Jiangsu Province 226200
                           People's Republic of China
                    (Address of Principal Executive Offices)

    (Indicate   by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F |X| Form 40-F |_|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                  Yes |_| No |X|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                  Yes |_| No |X|

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes |_| No |X|

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

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Solarfun Power Holdings Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 Press release, dated January 3, 2008, regarding Solarfun Signs $230 Million Wafer Supply Contract

                                                                    Exhibit 99.1


         Solarfun Signs $230 Million Wafer Supply Contract

    SHANGHAI, China--(BUSINESS WIRE)--Jan. 3, 2008--Solarfun Power Holdings Co., Ltd. (NASDAQ: SOLF), an established manufacturer of photovoltaic (PV) cells, modules and ingots in China, today announced the signing of three contracts for sale and delivery of wafers totaling $230 million over a seven-year period with a major Korean conglomerate.

    According to the agreements Solarfun will receive a predetermined amount of wafers beginning in January 2008 with volumes reaching over 30 MW per year in 2011. The prices will be fixed with a declining price structure throughout the term of the contract. Additionally, the Korean firm will hold options to purchase back a certain percentage of the wafers as modules beginning in 2009.

    "We are pleased to develop a long term partnership with a proven player and look forward to growing our relationship with them in many areas," said Solarfun's Chairman Lu Yonghua. "This contract will be a key factor towards fulfilling our immediate expansion goals of 360 MW in production capacity by mid-2008 and allows us to explore OEM as a possible addition to our business model."

    About Solarfun Power Holdings Co, Ltd.

    Solarfun Power Holdings Co, Ltd. manufactures ingots and PV cells and modules and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

    http://www.solarfun.com.cn

    Safe Harbor Statement

    This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    CONTACT: Solarfun Power Holdings Co., Ltd.
             Investor Relations
             Tel: 8621-6306-8907
             IR@solarfun.com.cn
             or
             Christensen
             Peter Homstad, +1 480 614 3000
             phomstad@ChristensenIR.com



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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SOLARFUN POWER HOLDINGS CO., LTD



                                         By: /s/ Mr. Yonghua Lu
                                             -----------------------------------
                                             Name:  Mr. Yonghua Lu
                                             Title: Chairman and CEO

Date: January 3, 2008